June 2, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Rolaine Bancroft, Special Counsel

Re:      Sahara Media Holdings, Inc.
Amendment No. 4 to Form S-1
Filed May 8, 2009 (File No. 333-155205)

Ladies and Gentlemen:

On behalf of Sahara Media Holdings, Inc. (“Sahara” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of May 15, 2009.

Description of Business, page 29

1.                      We note your response to comment 1 and the updated disclosure regarding your web traffic statistics. Please revise your filing to disclose how many registered users you currently have.

Response:

The registration statement has been revised to disclose how many registered users the Company currently has in accordance with the Staff’s comment.

Description of Business, page 29

2.                      We note your response to comment 3 and the updated disclosure on page 30 regarding the basis for your estimated revenues. Please revise your disclosure to provide a detailed explanation of the basis for your belief that you can increase your monthly traffic to 1 million monthly page views, 200,000 monthly unique visits, 250,000 registered users, and 5 minute average time on site per month per user, by year end.

Response:

The registration statement has been revised to provide a detailed explanation of the basis for the Company's belief that it can increase its monthly traffic to 1 million monthly page views, 200,000 monthly unique visits, 250,000 registered users, and 5 minute average time on site per month per user, by year end, in accordance with the Staff’s comment.

3.                      Please also provide a detailed explanation of how achievement of these web traffic numbers willallow you to generate the revenue you anticipate.

Response:

The registration statement has been revised to provide a detailed explanation of how achieve of these web traffic numbers will allow the Company to generate the revenue it anticipates.

Very Truly Yours,

By:	/s/ Jeff Cahlon
Jeff Cahlon